

June 16, 2014

<u>Via E-mail</u>
John B. Ramil
President, Chief Executive Officer and Director
TECO Energy, Inc.
TECO Plaza
702 N. Franklin Street
Tampa, FL 33602

   Re: **TECO Energy, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2013
      Filed February 28, 2014
      File No. 001-08180

Dear Mr. Ramil:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Jim Allegretto for

           Jennifer Thompson
           Accounting Branch Chief